

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 9, 2018

Rui Chen
Chief Executive Officer
Bilibili Inc.
Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District
Shanghai, 200433
People's Republic of China

  Re: Bilibili Inc.
    Amendment No. 1 to Draft Registration Statement on Form F-1
    Submitted January 26, 2018
    CIK No. 0001723690

Dear Mr. Chen:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 11, 2018 letter.

Prospectus Summary

Our Business, page 1

1. You state that you rank No. 1 in terms of monthly average time spent per device and month average visits per device among online video platforms in the third quarter of 2017. Please revise to provide your ranking in prior quarters to provide context.

2. You state that in the third quarter of 2017, the average daily time spent per active user on your mobile app was approximately 80 minutes. Please revise to provide the data for the same period in 2016.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting Our Results of Operations, page 72

3.   We note from your response to prior comment 5 that you disclose a series of operating data throughout the prospectus with an aim to present to investors various aspects of the Company's business model and operations. Please explain whether management uses any of these measures or operating data to manage the business. Revise your disclosures to provide a comparative discussion and analyses of the changes in such operating data for each period presented or explain to us why you do not believe the comparative operating data contributes meaningfully to understanding and evaluating your company. Please consider disclosing this information in tabular format in an appropriate section of the prospectus to provide context for investors. We refer you to Part I, Items 5A and 5D of Form 20-F and Section III.B of SEC Release 33-8350.

User growth and engagement, page 72

4.   We note your response to prior comment 6 and continue to believe that the quarterly fluctuations you discussed in your response may be material to an understanding of material trends regarding paying users in relation to active users, which may help investor further under your results of operations and financial condition. In this regard, we note that mobile games accounted for 83.1% of your net revenues for the nine months ended September 30, 2017. Please revise your disclosure to provide quantitative and qualitative disclosure with respect to paying users, including an analysis of the changes in such operating data for each quarter.

Results of Operations, page 77

5.   We note your response to prior comment 9. Please revise your disclosures to provide an enhanced quantitative and qualitative discussion of how the average revenue per paying user impacted your platform monetization for each period presented. In addition, revise your disclosures to discuss the increase in mobile game revenues attributable to both new and existing paying players as well as the increase in revenues attributable to both new and existing mobile game offerings. We refer you to Part I, Items 5A and 5D of Form 20-F and Section III.B of SEC Release 33-8350.

6.   We note from your response to prior comment 10 that you launched performance-based advertising in December 2017. Please tell us the amount of advertising revenues attributable to performance-based advertising for the nine months ended September 30, 2017. Explain your consideration of providing price and volume disclosures such as the number of paid clicks or impressions and average cost per click or per thousand views for the nine months ended September 30, 2017. We refer you to Part I, Items 5A of Form 20-F and Section III.B of SEC Release 33-8350.

Our Strengths, page 106

7.   You state that, in September 2017, the monthly average time spent per device by your users was 496.6 minutes and the number of monthly average visits per device of your users was 64.4 times, based on the same source. You also state that, across your platform, daily number of video views averaged 205.6 million in the third quarter of 2017. We further note your disclosure on page 107 that in the third quarter of 2017, PUG video accounted for 87.6% of your total video views. Please revise your disclosure to provide the data for the same periods in 2016 to provide additional context. In this regard, we note your disclosure on page 15 that the quality of the content offered on your platform and your users' level of engagement are critical to your success.

Highly sticky communities with a strong sense of belonging, page 106

8.   Please revise your disclosure to provide data for the same period in 2016. Additionally, please tell us if there is any relationship between paying users and official members. In this regard, we note your disclosure on page 5 that "paying users" are users who make payments for various products and services on your platform, and your disclosure on page 92 that revenues from membership subscription are recognized ratably over the period of subscription when services are rendered. For instance, please clarify whether one person can be both an official member and a paying user.

Consolidated Financial Statements

m) Revenue recognition, page F-25

9.   We note from your response to prior comment 22 that you launched performance-based advertising in December 2017. Please tell us your consideration of providing enhanced disclosures to explain how you recognize revenues for performance-based advertising.

10.   We note from your response to prior comment 26 that virtual items in live broadcasting and VAS can only be purchased using B-coins. Clarify whether users can also use B-coins to purchase virtual items in connection with your mobile game services. Please quantify the amount of revenues recognized in connection with B-coin arrangements for each period presented. Tell us your consideration of providing enhanced disclosures to explain how you account for B-coin arrangements. In addition, describe in greater detail the relative terms and conditions associated with your B-coin arrangements.

Note 3. Concentrations and Risks

d) Mobile games, page F-37

11.   We note your response to prior comment 28. Please revise to disclose the amount of mobile game revenues attributable to Fate/Grand Order ("FGO") and Yume-100 as of September

30, 2017. Please tell us whether any other game besides FGO and Yume-100 represents more than 10% of your mobile game revenues for any period presented.

Note 6. Short-term Investments, page F-38

12.   We note from your response to prior comment 29 that the wealth management products mainly include investments in financial instruments with variable interest rates indexed to the performance of the underlying assets and investments. Please describe in greater detail the nature and terms of your wealth management products for each period presented.

10. Long-term Investments, page F-40

13.   We note your response to prior comment 30. Please revise to explain why you did not disclose the fair value of your cost method investments. We refer you to ASC 825-10-50-16 to 50-19.

Unaudited Interim Condensed Consolidated Financial Statements

4. Prepayments and Other Current Assets, page F-86

14.   Please describe in greater detail the nature of your prepaid revenue sharing costs that are related to operations of licensed mobile games. Clarify the terms and conditions associated with these prepaid revenue share arrangements.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3673, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Folake Ayoola

Folake Ayoola
Special Counsel
Office of Information Technologies and
Services

cc: Z. Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP